As filed with the Securities and Exchange Commission on January 27, 2009

1933 Act File No. 333-164533

1940 Act File No. 811-22098

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☐
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒

and/or REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940	☐
AMENDMENT NO. 5 (Check appropriate box or boxes)	☒

FEDERATED ENHANCED TREASURY INCOME FUND

(Exact Name of Registrant as Specified in Charter)

4000 Ericsson Drive, Warrendale, PA 15086-7561

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code (412) 288-1900

Gregory P. Dulski

Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3779

Name and Address (of Agent for Service)

Copies of Communications to:

Clair E. Pagnano, Esq.	Sarah E. Cogan, Esq.
K&L Gates LLP	Simpson Thacher & Bartlett LLP
State Street Financial Center	425 Lexington Avenue
One Lincoln Street	New York, New York 10017
Boston, Massachusetts 02111	(212) 455 - 2000

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

☒ This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

It is proposed that this filing will become effective (check appropriate box): ☐ when declared effective pursuant to Section 8(c)

        This Registration Statement is being filed by the Federated Enhanced Treasury Income Fund (the “Registrant”) pursuant to Rule 462(d) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement filed pursuant to Rule 462(b) (333-164533). Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and the Exhibit List setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Pittsburgh and the Commonwealth of Pennsylvania, on the 27th day of January 2010.

FEDERATED ENHANCED TREASURY INCOME FUND

By:	/s/ C. TODD GIBSON
C. Todd Gibson
Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. CHRISTOPHER DONAHUE*	President and Trustee	January 27, 2010
J. Christopher Donahue

/s/ RICHARD A. NOVAK*	Treasurer	January 27, 2010
Richard A. Novak

/s/ JOHN F. DONAHUE*	Trustee	January 27, 2010
John F. Donahue

/s/ JOHN T. CONROY, JR.*	Trustee	January 27, 2010
John T. Conroy, Jr.

/s/ NICHOLAS P. CONSTANTAKIS*	Trustee	January 27, 2010
Nicholas P. Constantakis

/s/ JOHN F. CUNNINGHAM*	Trustee	January 27, 2010
John F. Cunningham

/s/ MAUREEN LALLY-GREEN*	Trustee	January 27, 2010
Maureen Lally-Green

/s/ PETER E. MADDEN*	Trustee	January 27, 2010
Peter E. Madden

/s/ R. JAMES NICHOLSON*	Trustee	January 27, 2010
R. James Nicholson

/s/ CHARLES F. MANSFIELD, JR.*	Trustee	January 27, 2010
Charles F. Mansfield, Jr.

/s/ THOMAS M. O’NEILL*	Trustee	January 27, 2010
Thomas M. O’Neill

/s/ JOHN S. WALSH*	Trustee	January 27, 2010
John S. Walsh

/s/ JAMES F. WILL*	Trustee	January 27, 2010
James F. Will

January 27, 2010

*By:	/s/ C. TODD GIBSON
C. Todd Gibson
(As Attorney-in-Fact)

EXHIBIT LIST

(N)	Consent of Ernst & Young LLP, filed herewith

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